Filed by Americas Silver Corporation
(Commission File No.: 001-37982)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pershing Gold Corporation
(Commission File No.: 001-37481)

Americas Silver and Pershing Gold Announce Completion of CFIUS Review and Expected Closing of Transaction

TORONTO--(BUSINESS WIRE)--April 2, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver”) and Pershing Gold Corporation (NASDAQ: PGLC) (TSX: PGLC) (FWB: 7PG1) (“Pershing”) are pleased to announce that the Committee on Foreign Investment in the United States (CFIUS) has completed its review of the companies' previously announced business combination transaction (the “Transaction”) and that CFIUS has determined that there are no unresolved national security concerns with respect to the Transaction. Americas Silver and Pershing Gold expect to complete their business combination transaction on or about April 3, 2019, subject to customary closing matters.

About Americas Silver
Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. Americas Silver holds an option on the San Felipe development project in Sonora, Mexico. For further information please see SEDAR or americassilvercorp.com.

About Pershing Gold Corporation
Pershing Gold Corporation is an emerging gold producer whose primary asset is the Relief Canyon open‐ pit gold mine in Pershing County, Nevada. Under the Feasibility Study completed in May 2018, Relief Canyon is expected to have an average life‐of‐mine gold production of 91,000 ounces per year with cash costs of US$769 per ounce and AISC of $801 per ounce. Upon successful project financing, Relief Canyon is expected to have a short six‐to‐nine month construction period before commencing production.

Pershing’s landholdings cover over 29,000 acres that include Relief Canyon Mine and surrounding lands in all directions. This provides Pershing with the opportunity to expand the Relief Canyon Mine deposit and to explore and make new discoveries nearby. Pershing is currently permitted to resume mining at Relief Canyon under the existing Plan of Operations.

Cautionary Statement on Forward‐Looking Information
This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, Americas Silver’s and Pershing Gold’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts; the consummation of the Transaction; construction, production, and development plans at Relief Canyon Mine; the timing of the closing of the Transaction; and the estimated construction timeline for Relief Canyon Mine. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of Americas Silver and Pershing Gold as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver or Pershing Gold to be materially different from those expressed or implied by such forward‐looking information. With respect to the Transaction, these risks and uncertainties include the length of time needed to consummate the proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the diversion of management time on Transaction‐related issues; the risk that costs associated with the integration are higher than anticipated; and litigation risks related to the Transaction. With respect to the businesses of Americas Silver and Pershing Gold, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company and Pershing Gold operate; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop and operate the Relief Canyon property; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐ looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Pershing Gold’s filings with the SEC, including the Annual Report on Form 10‐K for the year ended December 31, 2017 and the Proxy Statement of Pershing Gold dated November 29, 2018, and in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC, including the management information circular of Americas Silver dated December 4, 2018. Neither Americas Silver nor Pershing Gold undertake any obligation to update publicly or otherwise revise any forward‐looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Neither Americas Silver nor Pershing Gold gives any assurance (1) that Americas Silver and Pershing Gold will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Pershing Gold, Americas Silver, the proposed Transaction, the combined company or other matters attributable to Pershing Gold or Americas Silver or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation
This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver and Pershing or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

CONTACT:
For more information:
Darren Blasutti
President and CEO
416‐848‐9503

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS
This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.
Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials filed with or furnished to the SEC.
The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver has filed an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement / prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This news release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.